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March 16, 2023

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Yong Kim
Gus Rodriguez
Michael Purcell
Loan Lauren Nguyen

Re:	Jayud Global Logistics Limited
Response to the Staff’s Comments on Registration Statement on Form F-1 Filed February 17, 2023 with File No. 333-269871

Ladies and Gentleman:

On behalf of our client, Jayud Global Logistics Limited, a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 3, 2023 on the Company’s Registration Statement on Form F-1 previously submitted on February 17, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Amendment No. 1 to its registration statement on Form F-1 (the “Revised Registration Statement”) with exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Registration Statement on Form F-1 Filed February 17, 2023

Potential CSRC Filing Requirements, page 4

1.

We note your new disclosure regarding the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises. Please revise to clarify, if true, that according to the “Guidance Rules and Notice,” if you cannot obtain the approval to list your Ordinary Shares before the effective date, March 31, 2023, then you will be required to file with the CSRC within a reasonable time and before the consummation of this offering.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page and pages 5, 46 and 155 in accordance with the Staff’s instructions.

Compensation of Directors and Executive Officers, page 168

2.	Please revise your disclosure to provide the compensation of your directors and executive officers through fiscal year ended December 31, 2022.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page and page 172 in accordance with the Staff’s instructions.

Financial Statements, page F-1

3.

We note you implemented a 1 for 1.25 reverse share split of your ordinary shares on February 16, 2023. Revise your financial statements to retrospectively restate for this change in capital structure. Refer to ASC 505-10-S-99-4 (SAB Topic 4.C) and ASC 260- 10-55-12. In addition, also revise Item 7. Recent Sales of Unregistered Securities for the reverse share split. Finally, obtain a revised audit report that addresses the changes to your annual financial statements related to the reverse stock split.

In response to the Staff’s comments, on February 16, 2023, the Company implemented a 1 for 1.25 reverse share split of its ordinary shares under Cayman Islands law, or the Reverse Share Split. The Reverse Share Split was implemented in connection with the valuation of the Company.

However, due to ASC 505-10-S-99-4 (SAB Topic 4.C) and ASC 260-10-55-12, the Company has to revise the consolidated financial statements included in Form F-1 to reflect the Reverse Share Split. Due to the merger between Friedman (the Company’s former auditor) and Marcum Asia (the Company’s current auditor), which resulted in the pending withdrawal of Friedman’s registration with the PCAOB, Friedman cannot revise its audit report included in Form F-1 to reflect the retrospective restatement for the change in capital structure. As confirmed with the Company’s Cayman counsel, the Company is legally capable of implementing a forward share split under Cayman Islands law following certain corporate procedures in due course. Rather than restating the previously issued financial statements and obtaining a revised audit report, on March 16, 2023, the Company implemented a 1 to 1.25 forward share split, or the Forward Share Split, which effectively restored the Company’s share structure to that of prior to the Reverse Share Split. Thus, there is no need to revise the Company’s consolidated financial statements to reflect the retrospective restatement for the change in capital structure per the requirements in ASC 505-10-S-99-4 (SAB Topic 4.C) and ASC 260-10-55-12.

Moreover, the Company confirms that it has no current intention to implement any further reverse share split in the foreseeable future. Towards this end, the Company has revised the disclosure throughout the Revised Registration Statement to reflect the implementation of the Reverse Share Split and the subsequent Forward Share Split.

General

4.

We note your disclosure on page 42 that on December 29, 2022, the Accelerating HFCA Act was signed into law, which amended the HFCA Act by requiring the prohibition of an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. However, we also note inconsistent disclosures in this regard on the cover page and in the risk factors section. Please reconcile and update your disclosures.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page and page 44 in accordance with the Staff’s instructions.

In making this response we acknowledge that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

Very truly yours,

/s/ Yang Ge Yang Ge

cc:	Xiaogang Geng, Chief Executive Officer, Jayud Global Logistics Limited
Lin Bao, Chief Financial Officer, Jayud Global Logistics Limited
Richard I. Anslow, Esq., Partner, Ellenoff Grossman & Schole LLP

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